                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               __________________________________________________

                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

               __________________________________________________

                   (X) Annual report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934.

                   For the fiscal year ended December 31, 2001


                                       OR

                 ( ) Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934.

                         For the transition period from
                     _________________ to ________________.

                  Commission file number of the issuer: 0-15734


                              REPUBLIC BANCORP INC.
                       TAX-DEFERRED SAVINGS PLAN AND TRUST
                              (Full title of plan)


                              REPUBLIC BANCORP INC.
                              1070 East Main Street
                             Owosso, Michigan 48867
                       (Name of the issuer and address of
                         its principal executive office)

                              REQUIRED INFORMATION

Items 1-3.    Financial Statements

              Not Applicable.

Item 4.       ERISA Financial Statements

              The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

                     Financial Statements for December 31, 2001 and 2000 and the year ended December 31, 2001, Supplemental Schedules for the year ended December 31, 2001, and Report of Independent Auditors dated June 7, 2002

              Attached as Exhibit 23 is written Consent of Independent Auditor, Ernst & Young LLP.

                              REPUBLIC BANCORP INC.
                            TAX DEFERRED SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                        Page Number
                                                                                                        -----------
Report of Independent Auditors                                                                               1

Financial Statements for the Years Ended December 31, 2001 and 2000:

         Statements of Assets Available for Benefits                                                         2

         Statement of Changes in Assets Available for Benefits                                               3

         Notes to Financial Statements                                                                     4 - 7

         Signatures                                                                                          8

Supplemental Schedules for the Year Ended December 31, 2001:

         Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default
                              or Classified as Uncollectible                                                N/A

         Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible                 N/A

         Schedule G, Part III - Schedule of Non-Exempt Transactions                                         N/A

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                      9

         Schedule H, Line 4j - Schedule of Reportable Transactions                                          10

                         Report of Independent Auditors

To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001 and Schedule of Reportable Transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP


June 7, 2002
Detroit, Michigan

                 REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31,

                                                                                    2001               2000
                                                                                -----------        -----------
ASSETS
------

Investments, at fair value:
     Cash and Cash Equivalents                                                  $    44,722        $    50,675
     Common Stock:
       Republic Bancorp Inc. Common Stock
         (2,378,323 and 2,658,302 shares at 12/31/01
         and 12/31/00, respectively)                                             33,146,396         26,334,643
     Stock Mutual Funds                                                          24,427,659         26,686,552
     D&N Capital Corporation Preferred Stock                                        112,775            215,723
     Collective Investment Fund                                                   4,479,901          4,573,219
     Loans to Participants                                                        1,238,148          1,389,835
                                                                                -----------        -----------

              Total Investments                                                  63,449,601         59,250,647

Receivables:
     Participants' contributions                                                    121,637             88,469
     Employer's contribution                                                        104,073             41,201
                                                                                -----------        -----------

              Total Receivables                                                     225,710            129,670
                                                                                -----------        -----------

              Assets Available for Benefits                                     $63,675,311        $59,380,317
                                                                                ===========        ===========


See notes to financial statements.

                 REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001

Assets Available for Benefits, January 1, 2001                                  $ 59,380,317

Additions:
   Participant contributions                                                       5,219,557
   Employer contributions, net of forfeitures                                      1,873,639
   Dividends on Republic Bancorp Inc. stock                                          806,085
   Dividends and interest income on investments in
     stock mutual funds, collective investment fund
     and loan fund                                                                   527,553
   Net appreciation in fair value of Republic
        Bancorp Inc. stock                                                         9,965,242
                                                                                ------------

        Total additions                                                           18,392,076

Deductions:
   Net depreciation in fair value of investments in
     stock mutual funds and collective investment
     fund                                                                         (2,726,828)
   Benefits paid to participants                                                 (11,365,354)
   Administrative loan fees                                                           (4,900)
                                                                                ------------

         Total deductions                                                        (14,097,082)
                                                                                ------------

Net additions                                                                      4,294,994
                                                                                ------------

Assets Available for Benefits, December 31, 2001                                $ 63,675,311
                                                                                ============




See notes to financial statements.

                              REPUBLIC BANCORP INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

     All employees of the Company are eligible to participate in the Plan. As of December 31, 2001 and 2000, there were approximately 1,800 and 2,200 plan participants, respectively. There were approximately 1,000 and 1,450 active participants in the Plan at December 31, 2001 and 2000, respectively.

     Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company's contributions to the Plan are made to the Republic Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

     If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 2001 and 2000, the amount of forfeited nonvested accounts totaled $290,322 and $154,311, respectively. These amounts are used to reduce employer contributions.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

     Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

     The Plan provides participants with the following ten investment options:

         Republic Bancorp Inc. Common Stock seeks long-term capital appreciation by investing entirely in the common stock of Republic Bancorp Inc.

         The Vanguard Windsor II Fund seeks to provide long-term growth of capital. As a secondary objective, it seeks to provide some dividend income. The fund invests mainly in large and medium-size companies whose stocks are considered by the fund's investment advisers to be undervalued.

     The American Century Ultra Fund seeks long-term capital growth by investing mainly in common stocks of larger companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating, pace as determined by the fund's investment advisor.

     The First American Equity Index Fund invests in the stocks of well-known U.S. Companies in proportion to the industries and company sizes represented by the Standard & Poor's (S&P) 500 Index, which is an unmanaged index of the stocks of 500 well-known U.S. companies. The Fund attempts to match the performance of the S&P 500 Index.

     The First American Bond IMMDEX Fund aims to provide investors with high current income consistent with limited risk to capital by investing in a combination of intermediate and longer-term securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), corporate debt obligations, debt obligations issued by foreign governments and other foreign issuers, and mortgage- and asset-backed securities. The advisor attempts to make the fund's duration, return and overall interest-rate sensitivity comparable to that of the Lehman Brothers Government/Credit Bond Index.

     The First American Balanced Fund seeks to maximize total return by investing in a balanced portfolio of stocks and bonds. The mix of securities will change based on existing and anticipated market conditions, but over the long term the fund's asset mix is likely to average approximately 60% equity securities and 40% debt securities. The fund invests in common stocks that the fund's adviser believes exhibit the potential for superior growth based on factors such as strong competitive position, strong management, and sound financial condition. The fund also invests U.S. government securities, mortgage- and asset-backed securities, and corporate debt obligations.

     The Janus Adviser Balanced Fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The fund is designed for investors who primarily seek growth of capital rather than a consistent level of income. The fund invests in securities for their growth and income potential and also in fixed income securities. The fund shifts assets between its growth and income components based on its adviser's analysis of relevant market, financial, and economic conditions.

     The MFS Capital Opportunities Fund seeks capital appreciation by investing in common stock and related securities such as preferred stock, convertible securities, and depositary receipts. The fund invests primarily in U.S. companies of all sizes that its investment adviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

     The PIMCO Low Duration Fund seeks maximum return consistent with preservation of capital and prudent investment management by investing in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the fund normally varies within a one-to three-year time frame, based on the investment adviser of the fund's forecast for interest rates. The fund invests primarily in investment-grade debt securities.

         The Stable Asset Portfolio (Collective Investment Fund) seeks to maintain a constant principal value and to generate a competitive current yield. The fund invests in a diversified portfolio of investment contracts issued by highly rated insurance companies and in other stable assets or cash equivalents.

     Former D&N Financial Corporation employees also had the option to invest in D&N Capital Corporation preferred stock prior to D&N's merger with Republic Bancorp in 1999. The First American Prime Obligation Fund is a money market fund where cash is temporarily invested until it is transferred to one of the investment options.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

     Terminated Participants: As of December 31, 2001 and 2000, account balances of participants who have terminated employment with the Company totaled $22,401,068 and $16,272,991, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 2001 and 2000, $242,322 and $80,080, respectively, have been allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid.

3.   TAX STATUS

     The Plan has received an opinion letter from the Internal Revenue Service dated December 28, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.   INVESTMENTS

     The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.

                                                                                                     December 31,
                                                                                            2001                    2000
                                                                                        -----------              -----------
     Cash and Cash Equivalents:
          First American Prime Obligation Fund                                          $    44,722              $    50,675

     Common Stock:
          Republic Bancorp Inc.                                                          32,939,773 *             26,129,898 *
          Accrued Dividend Income                                                           206,623                  204,745
                                                                                        -----------              -----------
                                                                                         33,146,396               26,334,643
     Preferred Stock:
          D&N Capital Corporation                                                           112,775                  215,723

     Stock Mutual Funds:
          Vanguard Windsor II Fund                                                        7,243,159 *              7,793,073 *
          American Century Ultra Fund                                                     7,891,848 *              9,933,029 *
          First American Equity Index Fund                                                4,727,085 *              5,259,685 *
          First American Bond IMMDEX Fund                                                 2,485,043                2,251,379
          First American Balanced Fund                                                    1,232,431                1,449,386
          Janus Adviser Balanced Fund                                                       423,253                        -
          MFS Capital Opportunities Fund                                                    339,114                        -
          PIMCO Low Duration Fund                                                            85,726                        -
                                                                                        -----------              -----------
                                                                                         24,427,659               26,686,552
     Collective Investment Fund:
          Stable Asset Fund                                                               4,479,901 *              4,573,219 *

     Loans to Participants                                                                1,238,148                1,389,835
                                                                                        -----------              -----------

               Total Investments                                                        $63,449,601              $59,250,647
                                                                                        ===========              ===========

5.   INVESTMENT IN REPUBLIC BANCORP INC.

     The Republic Bancorp Inc. Common Stock investment is the only investment with non-participant directed contributions. Activity for this fund is as follows for the year ended December 31, 2001.

          Investment Balance at January 1, 2001                                 $    26,334,643
            Participant contributions                                                   716,484
            Employer contributions                                                    1,769,566
            Net appreciation in fair value                                            9,965,242
            Dividend income                                                             806,085
            Interest income                                                               4,199
            Benefits paid to participants                                            (4,545,046)
            Net transfers to other funds                                             (1,904,777)
                                                                                ----------------
          Investment Balance at December 31, 2001                               $    33,146,396
                                                                                ===============

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             REPUBLIC BANCORP INC.
                                             TAX-DEFERRED SAVINGS
                                             PLAN AND TRUST

                                             REPUBLIC BANCORP INC.
                                             Plan Administrator

Date:    June 26, 2002                       By:      /s/ Travis D. Jones
      --------------------                      -------------------------------
                                                  Travis D. Jones, as Agent

                 Republic Bancorp Inc. Tax-Deferred Savings Plan
                             Employer ID #38-2604669
                                    Plan #001
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                                            Units/                 Fair
Description                                                                                 Shares                 Value
-----------                                                                                 ------                 -----
  First American Prime Obligation Fund                                                        44,722           $    44,722
* Republic Bancorp Inc. Common Stock (Cost $17,216,697)                                    2,378,323            33,146,396
* D&N Capital Corporation Preferred Stock                                                      4,511               112,775
  Vanguard Windsor II Fund                                                                   283,046             7,243,159
  American Century Ultra Fund                                                                287,499             7,891,848
  First American Equity Index Fund                                                           219,967             4,727,085
  First American Bond IMMDEX Fund                                                             87,780             2,485,043
  First American Balanced Fund                                                               121,183             1,232,431
  Janus Adviser Balanced Fund                                                                 18,483               423,253
  MFS Capital Opportunities Fund                                                              25,250               339,114
  PIMCO Low Duration Fund                                                                      8,513                85,726
  Stable Asset Fund (Collective Investment Fund)                                             153,264             4,479,901
* Loans to 142 participants against their individual account
    balances (with interest rates ranging from 5.75% to 10.50%)                            1,238,148             1,238,148
                                                                                                               -----------

         Total                                                                                                 $63,449,601
                                                                                                               ===========



* Party in interest

                 Republic Bancorp Inc. Tax-Deferred Savings Plan
                             Employer ID #38-2604669
                                    Plan #001
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2001

                                                                                       Current
                                                                                      Value on
                                        Purchase        Selling                      Transaction        Net Realized
Asset Description                         Price          Price         Cost             Date             Gain/(Loss)
-----------------                         -----          -----         ----             ----             -----------
Series of Transactions:
-----------------------

Republic Bancorp Inc.
   Common Stock

         Purchases                     $4,135,036                   $4,135,036        $4,135,036

         Sales                                        $6,827,981    $4,333,060        $6,827,981          $2,494,921





Single Transaction:
-------------------

None

The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.